Lumenis Ltd.

6 Hakidma Street

Yokneam Northern Industrial Park,

Yokneam 2069204, Israel

February 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Tom Jones

Ms. Amanda Ravitz

Mr. Tim Buchmiller

Re:	Lumenis Ltd.

Registration Statement on Form F-1

Filed December 6, 2013

File No. 333-192679

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-192679) (the “Registration Statement”) of Lumenis Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on February 26, 2014, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, by calling Bradley Brodie at (212) 735-3958.

The Company acknowledges the following (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,

LUMENIS LTD.

By:	/s/ Zipora Ozer-Armon
Zipora Ozer-Armon Chief Executive Officer

cc:	Phyllis G. Korff

Skadden, Arps, Slate, Meagher & Flom LLP